SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

AMENDMENT NO. 1



PRG-Schultz International, Inc
(Name of Issuer)


Common Stock, par value $0.00 per share
(Title of Class of Securities)


69357C503
(CUSIP Number)


December 31, 2007
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	Rule 13d-1(b)
x	Rule 13d-1(c)
	Rule 13d-1(d)




CUSIP No. 69357C503

13G/A


1
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Aristeia Capital, LLC
2
CHECK THE APPROPRIATE BOX IF A
MEMBER OF A GROUP
a
b
3 SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5
SOLE VOTING POWER
6
SHARED VOTING POWER


7
SOLE DISPOSITIVE POWER
8
SHARED DISPOSITIVE POWER

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
792,601

10CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
3.682%

12
TYPE OF REPORTING PERSON*
IA, PN

	*SEE INSTRUCTIONS BEFORE FILLING OUT
	**SEE ITEM 4(b).

AMENDMENT NO. 1 TO SCHEDULE 13G

      This Amendment 1 Schedule 13G is being filed on behalf of Aristeia Capital, L.L.C., a Delaware limited liability company (Aristeia) relating to shares of common stock of PRG-Schultz International, Inc(the Issuer), purchased by Aristeia Capital, L.L.C. Aristeia previously reported beneficial ownership of shares of the Issuer on a Schedule 13G filed on December 31, 2006.

Item 4	Ownership.

Item 4 is hereby amended and restated as follows:
(a)	Aristeia  is the beneficial owner of 792,601 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

Item 5 is hereby amended and restated as follows:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of equity securities, check the following [x].

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


	Date:  February 14, 2008


Aristeia Capital, L.L.C.




By:
      Robert H. Lynch, Jr. , Managing Member